FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1
Consolidated Financial Statements for the Year Ended December 31, 2019

99.2
Management Discussion and Analysis for the Year Ended December 31, 2019

99.3
Certification of Annual Filings - CEO

99.4
Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date:  March 30, 2019
/s/ Scott Eldridge,

Scott Eldridge
Chief Executive Officer